SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of Letter to the Buenos Aires Stock Exchange dated August 25, 2017.

Autonomous City of Buenos Aires, August 25, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Extension of the Exploitation Concession in the Magallanes Area in the Tierra del Fuego Province.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the Merval Listing Regulations. In this regard, and further to our communication dated January 11, 2016, please be informed that on August 25, 2017, YPF S.A. (“YPF”) entered into an extension agreement with the Tierra del Fuego Province (the “Agreement”) in order to extend the original term of the exploitation concession of hydrocarbons in the Magallanes Area licensed to YPF, of the portion corresponding to the jurisdiction of the Tierra del Fuego Province, for the term of 10 years, until November 14, 2017, pursuant to the terms of Article 35 of Hydrocarbons Law No. 17,319.

In addition, the Agreement between YPF and the Tierra del Fuego Province established, among other terms, the following: (i) the payment of USD 7,988,312 as an extension bonus; (ii) an investment commitment in the Area for the entire term of the extension; and (iii) the payment of royalties to the Tierra del Fuego Province of the equivalent of 15% of crude oil and natural gas extracted from the Area, in the portion located in the Tierra del Fuego Province, pursuant to Article 59 of Hydrocarbons Law No. 17,319.

The effectiveness of the Agreement is subject to approval granted through a Law to be approved by the Provincial Legislature.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 28, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer